UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.3)*

Under the Securities Exchange Act of 1934

Confluent, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20717M103
(CUSIP Number)

Altimeter Capital Management, LP, One
International Place, Suite 4610, Boston,
MA 02110
(Name, Address and Telephone Number
of Person
Authorized to Receive Notices and
Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


?
Rule 13d-1(b)


X
Rule 13d-1(c)


?
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect
to the subject class of securities, and for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other
provisions of the Act (however, see the Notes).







CUSIP No. 20717M103

13G

Page 2 of 7 Pages






1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Altimeter Capital Management, LP


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

14,729,458


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

14,729,458

9.

AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON

14,729,458


10.

CHECK IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (9)

6.72%


12.

TYPE OF REPORTING PERSON (see instructions)

IA, PN








CUSIP No. 20717M103

13G

Page 3 of 7 Pages






1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

Altimeter Capital Management General Partner, LLC


2.

CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

14,729,458


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

14,729,458

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED
 BY EACH REPORTING PERSON

14,729,458


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
 EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)

6.72%


12.

TYPE OF REPORTING PERSON (see instructions)

OO








CUSIP No. 20717M103

13G

Page 4 of 7 Pages






1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 (ENTITIES ONLY)

Brad Gerstner


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF
 A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

-0- shares


6.

SHARED VOTING POWER

14,729,458


7.

SOLE DISPOSITIVE POWER

-0- shares


8.

SHARED DISPOSITIVE POWER

14,729,458

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

14,729,458


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW
 (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (9)

6.72%


12.

TYPE OF REPORTING PERSON (see instructions)

IN












  CUSIP No. 20717M103

13G

Page 5 of 7 Pages

Item 1.


(a)
Name of Issuer
Confluent, Inc. (the "Issuer")




(b)
Address of Issuer's Principal Executive Offices
899 W. Evelyn Avenue, Mountain View, CA, 94041

Item 2.


(a)
Name of Person Filing
This Amendment Filing to the Schedule 13G
(this "Amendment Filing") is being filed on
 behalf of Altimeter
Capital Management General Partner LLC
 (the "General Partner"), Altimeter Capital
 Management, LP (the
"Investment Manager"), and Brad Gerstner, who are collectively referred to as the "Reporting Persons." Mr.
Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General
Partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General
 Partner is the sole general partner of the Fund. The Reporting Persons have entered into a Joint Filing Agreement
, dated as of the date hereof, a copy of which is filed with this
Schedule 13G as Exhibit 1 (which is
 incorporated herein by reference),
 pursuant to which the Reporting
Persons have agreed to file this statement jointly in accordance with the provisions of
 Rule 13d-1(k) under the
Act.




(b)
Address of the Principal Office or,
if none, residence
The principal business office of the Reporting
 Persons with respect to the shares reported hereunder is One
International Place, Suite 4610, Boston, MA 02110.




(c)
Citizenship
Each of the Investment Manager and the Fund are a Delaware limited partnership. Each of the
 General Partner
and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.




(d)
Title of Class of Securities
Class A Common Stock, par value $0.00001 per share




(e)
CUSIP Number
20717M103



Item 3.  If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check
whether the person
filing is a:

Not applicable.

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).



(b)
?
Bank as defined in section 3(a)(6) of the Act
 (15 U.S.C. 78c).



(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).



(d)
?
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).










(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);



(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);



(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);



(h)
?
A savings associations as defined in Section
3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813);



(i)
?
A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);



(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).




CUSIP No. 20717M103

13G

Page 6 of 7 Pages






Item 4.  Ownership.

The beneficial ownership of each Reporting Person
 of shares of Common Stock ("Common Stock") as of December
31, 2022 is as follows: each of the General
Partner (as the general partner of the Investmen
 Manager), the
Investment Manager (as the investment manager
 of the Fund), and Mr. Gerstner (as the sole managing principal of the General Partner, and the Investment Manager)
 beneficially owns 14,729,458 shares of
Common Stock,
representing approximately 6.72% of such lass of security. All ownership percentages of the securities reported herein are based upon a total of 219,351,500 shares of Common Stock shares outstandin g as of December 31, 2023.

Shares reported herein for the General Partner,
 the Investment Manager and Mr. Gerstner
represent shares of Class
A Common Stock beneficially owned and
 held of record by several private funds
(collectively, the "Altimeter
Entities") for which the Investment Manager serves as the investment manager. The General
Partner serves as the
sole general partner of the Investment Manager.
 Shares reported herein for Mr. Gerstner
 represent shares of Class A
Common Stock beneficially owned and
 held of record by the Altimeter Entities.
 Mr. Gerstner is the sole managing
principal of the General Partner, the
 Investment Manager and the Fund
 General Partner. Shares reported herein for the Fund General Partner represent shares of
 Class A Common Stock beneficially owned
and held of record by the
Fund.

Provide the following information regarding the
 aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)

Amount beneficially owned:
Altimeter Capital Management
General Partner LLC -  14,729,458 shares
Altimeter Capital Management, LP -
  14,729,458 shares
Brad Gerstner -  14,729,458  shares

(b)

Percent of class:
Altimeter Capital Management
General Partner LLC - 6.72%
Altimeter Capital Management, LP -6.72%
Brad Gerstner - 6.72%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote
Altimeter Capital Management General
 Partner LLC -0-
Altimeter Capital Management, LP -0-
Brad Gerstner - 0-

(ii)

Shared power to vote or to direct the vote
Altimeter Capital Management
 General Partner LLC - 14,729,458 shares
Altimeter Capital Management, LP - 14,729,458 shares
Brad Gerstner - 14,729,458 shares













CUSIP No. 20717M103

13G

Page 7 of 7 Pages


Item 5.  Ownership of Five Percent or Less
 of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent
 on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of
 the Subsidiary Which Acquired the Security
 Being Reported on
By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of
Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securitie s referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.  Exhibit 99-1

Joint Filing Agreement, dated February 14, 2024,
 by and among the Reporting Persons.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024



ALTIMETER CAPITAL MANAGEMENT
GENERAL PARTNER LLC



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



ALTIMETER CAPITAL MANAGEMENT, LP



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



BRAD GERSTNER



By: /s/ Brad Gerstner



Brad Gerstner, individually


EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated February 14, 2024 is by and among Altimeter Capital Management General
Partner LLC, a Delaware limited liability company, Altimeter Capital Management, LP, a Delaware limited partnership, and Brad Gerstner, an individua l (the foregoing are collectively referred to herein as the "Filers"). Each
of the Filers may be required to file with the United States Securities and Exchange
 Commission a statement on
Schedule 13G with respect to shares of Class A
 Common Stock of Confluent, Inc., beneficially owned by them from time to time. Pursuant to and in accordance with
 Rule 13(d)(1)(k) promulgated under the
Securities Exchange Act of
1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint
 Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.


ALTIMETER CAPITAL MANAGEMENT
GENERAL PARTNER LLC



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



ALTIMETER CAPITAL MANAGEMENT, LP



By: /s/ Mara Davis



Mara Davis, Chief Compliance Officer



BRAD GERSTNER



By: /s/ Brad Gerstner



Brad Gerstner, individually